FORM 6K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of:         May, 2003

Commission File Number:     0-15276

CLEARLY CANADIAN BEVERAGE CORPORATION
(Translation of registrant’s name into English)

2489 Bellevue Avenue, West Vancouver, British Columbia Canada V7V 1E1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 8th day of May, 2003.

CLEARLY CANADIAN BEVERAGE CORPORATION (Registrant)

By: (signed) "Bruce E. Morley" Bruce E. Morley, Chief Legal Officer

FOR IMMEDIATE RELEASE

CLEARLY CANADIAN ANNOUNCES FIRST QUARTER RESULTS

VANCOUVER, B.C., May 8, 2003 — Clearly Canadian Beverage Corporation (TSX: CLV; OTCBB: CCBC) today reported financial results for its first fiscal quarter ended March 31, 2003. (ALL FIGURES BELOW AND IN THE ATTACHED SCHEDULES ARE STATED IN U.S. DOLLARS).

As previously announced (February 27, 2002), the Company’s wholly owned U.S. subsidiary, CC Beverage (U.S.) Corporation, sold certain of its business assets. This divestiture included the sale of its private label co-pack bottling business, Cascade Clear brand water business and related production assets (which sale was completed in February 2002). As a result of this divestiture, for reporting purposes, the results and financial position of the Company now reflect the results of the “continuing operations” for the three months ended March 31st, 2003.

Results of Continuing Operations for the first quarter of 2003:

Net loss for the three months ended March 31, 2003 was $628,000 (or $0.09 per share) on sales of $3,152,000 compared to net income of $64,000 (or $0.01 per share) on sales of $5,418,000 for the same period in 2002. The Company’s first quarter sales were adversely impacted during the transition to certain of our newly appointed distributors in key selling areas. As well, the Company believes that difficult economic conditions existed in the first quarter of 2003, which may have negatively affected sales in some key consumer markets.

First quarter sales were also down from the previous year, on a comparative basis, in part due to the sale last year of the Company’s Cascade Clear brand (see February 27, 2002 news release). Additionally, in the first quarter of 2002, the Company experienced a significant pipe-line fill for Reebok fitness water through a national convenience chain.

“For 2003 our guiding business strategy is simple: to attempt to increase sales by improving our distribution system, either by entering into new distribution partnerships in key consumer markets or by building on existing relationships. We are working closely with our distribution partners to open and service retail accounts to expand the availability of our brands. We believe that we are making significant progress in strengthening our distributor base, although we anticipate it may take some time before we see all of the potential benefits of these new initiatives with our distribution partners,” said Douglas L. Mason, President and C.E.O. of Clearly Canadian Beverage Corporation.

Gross profit for the three months ended March 31, 2003 was $901,000 (28.6%) compared to $1,888,000 (34.8%) for the three months ended March 31, 2002. This decrease in gross profit percent is attributable for the most part to an increased proportion of freight and warehousing in the total cost of sales. During the period, a greater proportion of the Company’s product orders were delivered to its customers in less than truck load quantities, which translates into higher costs per case. As well, a certain amount of the Company’s warehousing costs are fixed, therefore, in this period of lower sales, the per case costs reflect an increase which translates into lower gross profit per cent.

Selling, general and administrative expenses were $1,471,000 for the three months ended March 31, 2003 compared to $1,721,000 for the same period in 2002. The 15% decrease in total selling, general and administrative expenses reflects the Company’s continuing efforts to reduce expenses in categories that do not contribute directly towards sales growth.

(more)

Based in Vancouver, B.C., Clearly Canadian markets premium alternative beverages and products, including Clearly Canadian® sparkling flavored water, Clearly Canadian O+2® and Tré Limone® which are distributed in the United States, Canada and various other countries. Clearly Canadian also holds the exclusive license to manufacture, distribute and sell certain Reebok beverage products in the United States, Canada and the Caribbean. Additional information on Clearly Canadian may be obtained on the world wide web at www.clearly.ca.

Statements in this news release that are not historical facts are forward-looking statements that are subject to risks and uncertainties. Words such as “expects”, “intends”, “anticipates”, “likely”, “believes” and words of similar import also identify forward-looking statements. Forward-looking statements are based on current expectations and analyses, including the Company’s analysis of its current and historical sales trends and its product distribution systems and its expectations regarding the effects of anticipated product distribution changes and the potential benefits of such efforts and activities on the Company’s results of operations in future periods. Actual results may differ materially from those currently anticipated due to a number of factors including, but not limited to, general economic conditions, changing beverage consumption trends of consumers, the Company’s ability to generate sufficient cash flows to support capital expansion plans and general operating activities, competition, pricing and availability of raw materials, the Company’s ability to maintain the current and future retail listings for its beverage products and to maintain favorable supply, production and distribution arrangements, laws and regulations and changes thereto that may affect the way the Company’s products are manufactured, distributed and sold and other factors beyond the reasonable control of the Company. Additional information on factors that may affect the business and financial results of the Company can be found in filings of the Company with the U.S. Securities and Exchange Commission and with the British Columbia and Ontario Securities Commissions.

CLEARLY CANADIAN BEVERAGE CORPORATION

(signed) “Stuart R. Ross”
Stuart R. Ross, Chief Financial Officer

For further information please contact:
Kelly Lendvoy, Director, Communications and Public Affairs
(e-mail: klendvoy@clearly.ca)

Clive Shallow, Manager, Shareholder Relations
(e-mail: cshallow@clearly.ca)
800/663-5658 (USA) or 800/663-0227 (Canada)

CLEARLY CANADIAN BEVERAGE CORPORATION is the registered holder of various trademarks, including CLEARLY CANADIAN®. CLEARLY CANADIAN BEVERAGE CORPORATION, and its wholly owned subsidiaries, produce, distribute and market CLEARLY CANADIAN®, CANADIAN O+2®, TRE LIMONE® and certain Reebok beverage products. Reebok is the registered trademark of Reebok International Ltd. and its affiliated companies.

Clearly Canadian Beverage Corporation
Consolidated Balance Sheets
As at March 31, 2003 and December 31, 2002
(in thousands of United States dollars, except where indicated)

	Unaudited

	March 31 2003 $	December 31 2002 $
Assets
Current assets
Accounts receivable	1,515	1,191
Inventories	2,278	2,439
Assets held for sale	935	935
Prepaid expenses, deposits and other assets	259	271

	4,987	4,836

Long-term investments	99	88
Distribution rights	1,913	1,913
Property, plant and equipment	2,963	3,042
Assets held for sale	462	462
Prepaid contracts	282	306

	10,706	10,647

Liabilities
Current liabilities
Bank indebtedness	1,106	702
Accounts payable and accrued liabilities	3,810	3,578
Current portion of long-term debt	123	116
Convertible debenture	418	416

	5,457	4,812

Long-term debt	1,223	1,112

	6,680	5,924

Shareholders' Equity
Capital stock
Authorized
200,000,000 common shares without par value
10,000,000 preferred shares with a par value of CA$1 each
Issued
7,168,682 (2002 - 7,043,682) common shares without par value
Outstanding
6,795,682 (2002 - 6,670,682) common shares without par value	58,272	58,237
Warrants
1,527,500 (2002 - 1,500,240)	190	415

Equity component of convertible debenture	26	26
Contributed Surplus	256	--
Cumulative translation adjustment	(1,523)	(1,388)
Deficit	(53,195)	(52,567)

	4,026	4,723

	10,706	10,647

Clearly Canadian Beverage Corporation
Consolidated Statements of Operations
For the three months ended March 31, 2003 and 2002
(in thousands of United States dollars, except where indicated)

	Unaudited

	March 31 2003 $	March 31 2002 $

Sales	3,152	5,418

Cost of sales	2,251	3,530

Gross profit	901	1,888

Selling, general and administration expenses	1,471	1,721
Amortization	78	112

Earnings (loss) before the following	(648)	55

Other income (expense) - net	21	10
Interest on long-term debt	(1)	(1)

Earnings (loss) before income taxes	(628)	64

Provision for income taxes	--	--

Earnings (loss) for the period	(628)	64

Deficit - Beginning of period	(52,567)	(48,984)

Deficit - End of period	(53,195)	(48,920)

Basic and diluted earnings (loss) per share	(0.09)	0.01

Weighted average shares outstanding	6,708,182	6,640,682